SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

eBT International, Inc.

(Name of the Issuer)

eBT International, Inc.

(Name of Person Filing Statement)

Common Stock ($0.01 Par Value)

(Title of Class of Securities)

268248101

(CUSIP Number of Class of Securities)

Stephen O. Jaeger eBT International, Inc. P.O. Box 1029 Scituate, Massachusetts 02047 (781) 319-0460	Copy to: Michael J. Bohnen, Esq. Nutter, McClennen & Fish, LLP 155 Seaport Boulevard Boston, Massachusetts 02210 (617) 439-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

This statement is filed in connection with (check the appropriate box):

(a)	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)	☐	The filing of a registration statement under the Securities Act of 1933.

(c)	☐	A tender offer.

(d)	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$539	$0.05*

* Previously paid.

☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________

Form or Registration No.:__________________

Filing Party:_____________________________

Date Filed:______________________________

Introduction

This Amendment No. 4 to the Schedule 13E-3 Transaction Statement (this “Amendment No. 4”) amends the Schedule 13E-3 Transaction Statement filed in connection with the concurrent filing by eBT International, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) of a Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) in connection with the annual meeting of the stockholders of the Company held on June 10, 2003. Concurrently with the filing of Amendment No. 3, the Company filed its Definitive Proxy Statement (the “Definitive Proxy Statement”). The Company submitted to its shareholders a proposal to approve and adopt a Certificate of Amendment to the Company’s Certificate of Incorporation providing for (a) a one-for-fifty reverse stock split of the Company’s common stock, par value $0.01 per share (the “Common Stock”), and (b) a cash payment of $0.11 for each share of Common Stock on a pre-split basis (the “Cash Consideration”) in lieu of the issuance of any resulting fractional shares of Common Stock to each shareholder whose ownership would include or consist of less than one share of the Company’s Common Stock following such reverse stock split (the “Reverse Stock Split”).

The information contained in the Definitive Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Definitive Proxy Statement. This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Transaction Statement to report the results of the Reverse Stock Split.

14,019,262 shares of the Company’s Common Stock were represented at the Annual Meeting in person or by proxy (representing 95.5% of the total outstanding shares of Common Stock). At the Annual Meeting, the following proposal relating to the Reverse Stock Split was approved:

The proposed Certificate of Amendment to the Company’s Certificate of Incorporation to effect a 1-for-50 reverse stock split of the Common Stock and to cash out all fractional shares held by any holder who would hold less than one whole share after giving effect to the Reverse Stock Split was approved by a majority of the shares of the Company’s Common Stock outstanding and entitled to vote at the Annual Meeting.

The 1-for-50 Reverse Stock Split became effective as of 6:00 pm on June 10, 2003. The Company expects to file a Form 15 with the Securities and Exchange Commission to cease reporting as a public company as soon as practicable.

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Item 16. Exhibits

The following documents are being filed as exhibits to this Amendment No. 4:

No.	Description

1.	Press Release dated June 12, 2003 announcing the results of the Annual Meeting held on June 10, 2003.

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

EBT INTERNATIONAL, INC.

By:	/s/ STEPHEN O. JAEGER
Stephen O. Jaeger
Title:	President and Chief Executive Officer

Dated: June 12, 2003

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